AKB


16014967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 14 2016
Washington DC

SEC FILE NUMBER
8- 13173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILA DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 WEST 45TH STREET, SUITE 3600
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL FILLMORE 212-697-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LINDER & LINDER
(Name – *if individual, state last, first, middle name*)

8 CHATHAM PLACE	DIX HILLS	NEW YORK	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, RANDALL FILLMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILA DISTRIBUTORS, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR VP & CHIEF COMPLIANCE OFFICER
Title

Notary Public

PAMELA C. ROSE
Notary Public, State of New York
Registration #01RO6089026
Qualified In New York County
Commission Expires March 17, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ■ ***Certified Public Accountants***

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aquila Distributors, Inc.:

We have audited the accompanying statement of financial condition of Aquila Distributors, Inc. as of December 31, 2015. This financial statement is the responsibility of Aquila Distributors, Inc's. management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Aquila Distributors, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



March 12, 2016
Dix Hills, New York

Aquila Distributors, Inc.
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 968,357
Due from affiliates	419,085
Prepaid expenses	53,222
Marketable securities, at market value	17,451
Commissions receivable	11,374
Tax refunds receivable	12,046
Total assets	$ 1,481,535
Liabilities and Stockholders' Equity	
Liabilities	
Commissions payable	$ 465,953
Accounts payable and accrued expenses	313,822
Total liabilities	779,775
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, issued and outstanding	7,000
Additional paid-in capital	268,000
Retained earnings	426,760
Total stockholders' equity	701,760
Total liabilities and stockholders' equity	$ 1,481,535

The accompanying notes are an integral part of this financial statement.

1. Organization

Aquila Distributors, Inc., (the "Company"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company acts as the exclusive distributor of shares in municipal and corporate bond funds and an equity fund (the "Funds") for its affiliate, Aquila Investment Management LLC, ("Aquila Management"), which serves as the investment adviser for all but one of the Funds, and administrator for all of the Funds. The Company and Aquila Management are under common ownership and certain officers and directors of the Company are also officers, trustees or stockholders of the affiliated mutual funds.

Commission Income

The Company, as the exclusive distributor, receives commission income from the sale of affiliated mutual fund shares including underwriting fees and broker commissions from mutual fund trades processed by the Company. Both underwriting fees and commissions are based upon a percentage of the sales price of the shares sold, which percentage varies with the dollar amount of the purchase and shares already owned. Income is recognized on the trade date basis, which is the date of sale of the mutual fund shares.

For the six months ended December 31, 2015, all commission income earned by the Company was from the sale of shares of the affiliated funds.

Clearance of Mutual Fund Shares

The Company is a member of Fund/Serv, a facility offered to registered broker - dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions. Pursuant to arrangements with the affiliated mutual funds and their bank, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by BNY Mellon Investment Servicing (including omnibus accounts for several brokers), as transfer and shareholder servicing agent for the affiliated mutual funds.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

2. Summary of Significant Accounting Policies – (Continued)

allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would be sustained upon examination by the taxing jurisdictions. The Company has analyzed the tax positions taken, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Generally, the Company's United States tax returns are subject to examination by Federal, state, and local authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Related party transactions are between (a) Aquila Management, a minority stockholder of the Company and has similar ownership to that of the Company, (b) the Funds, and (c) with a consultant who also serves as a director of the Company, collectively the Affiliated Parties.

Expense Sharing Agreement
On July 1, 2012, The Company and Aquila Management entered into an Expense Sharing Agreement ("Agreement"), whereby, it was agreed to consolidate prior agreements and understandings with respect to expense sharing arrangements including: (1) Payroll and Fringe Benefits, (2) Rent, Utilities and use of Office Equipment, (3) Communications Expense, (4) Customer Relationship Management (CRM) System, and (5) Corporate American Express Credit Card Charges. In addition, the agreement calls for Aquila Management to compensate the Company for certain services, specifically for shareholder services, marketing, professional, and support services provided for Aquila Management's benefit. The Agreement establishes systematic and rationale allocation methodologies for each shared expense category consistent with generally accepted accounting principles. The

3. Related Party Transactions – (Continued)

Agreement will automatically renew on a year-to-year basis unless and until terminated by either party on thirty days' notice. Accounts payable and accrued expenses include $291,371 due to Aquila Management at December 31, 2015.

Purchased C Shares Receivable
At June 30, 2009 the Company and Aquila Management entered into a Purchase and Sale Agreement, whereby, the Company from time to time may sell purchased receivables related to each fund to Aquila Management. For the six months ended December 31, 2015, Aquila Management purchased receivables from the funds in the amount of $304,116, at a cost of $275,000.

Consulting Services
The Company made payments to an affiliated party for consulting services.

Due from Affiliated Companies
At December 31, 2015, inter-company balances are: due from Aquila Management $65, commissions receivable $131 and due from funds $418,889.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $25,000 or 1/15 of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $213,324, which exceeded the required minimum net capital of $51,985 by $161,339. Aggregate indebtedness at December 31, 2015 totaled $779,775. The ratio of aggregate indebtedness to net capital was 3.65 to 1.

Additionally, National Securities Clearing Corporation requires a broker-dealer to have $50,000 in excess net capital over the minimum net capital requirement imposed by the Securities and Exchange Commission. The Company exceeded this requirement by $111,339.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk – (Continued)

The uncertain financial market could adversely affect the Company's business.

The Company may, from time to time, have cash in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

6. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3: Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, based on the best information available.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2015.

Description	Total	Level 1	Level 2	Level 3
Marketable securities, at market value	$17,451	$17,451	$ -	$ -

7. Subsequent Events

In preparing this financial statement, the Company has evaluated events and transactions through March 12, 2016 for potential recognition or disclosure through the date the financial statement was issued.

Effective March 1, 2016, the Company will merge with and into Aquila Distributors LLC ("Aquila LLC"), a Delaware limited liability company. This is an internal reorganization

7. Subsequent Events – (Continued)

among the owners of the Company and the owners of Aquila Management, which wholly owns Aquila LLC. The owners of the Company and Aquila Management are substantially the same. At the time of the merger, Aquila LLC will assume all the assets and liabilities of the Company, will be the successor to the broker-dealer registration of the Company and become the principal underwriter to the Aquila Funds.

There will be no change in control or management, no automatic assignment or termination of agreements, and no change in the capitalization, operations, business or business plans of the Company as a result of its merger with Aquila LLC. Because the proposed transaction is structured as a merger of the Company with and into Aquila LLC with Aquila LLC as the surviving entity, by operation of law upon the effectiveness of the reorganization, Aquila LLC will have the rights and obligations of the Company.

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

Aquila Distributors, Inc.

Statement of Financial Condition
December 31, 2015

The Company's Statement of Financial Condition as of December 31, 2015 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.